Mail Stop 0406

October 21, 2004

Ofer Segev
Chief Financial Officer
Attunity Inc.
40 Audubon Road
Wakefield, Massachusetts 01880

Re:  	Attunity Ltd.
	Form F-3 filed September 21, 2004
File No. 333-119157


Dear Mr. Segev:

We have conducted a full financial review of your Form F-3, and we have limited our legal review of the above captioned registration statement to matters concerning your risk factors and selling shareholder disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file an amended Form F-3 that responds to the applicable comments. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you.
Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Comments
Risk Factors, page 5
1. Briefly expand your risk factor "We are dependent on our senior management" to discuss the recent resignation of your CEO and the $845,000 charge taken in the third quarter in connection with his resignation.

Selling shareholders, page 16
2. Please identify the natural persons who exercise sole or shared voting or dispositive powers with respect to the shares held by each entity in the selling shareholder table. If a listed shareholder is a reporting company under Section 13 or 15(d) of the Exchange Act whose stock is widely held, or is a registered investment company, we will not require this natural person disclosure, but please include an appropriate footnote to this effect.
3. Please expand to provide a materially complete discussion of the transaction in which the selling shareholders received their shares, including the terms of the acquisition and the exemption from registration pursuant to which these shares were issued. We believe this information is required to fully describe the relationship between the selling shareholders and the company over the past three years as required by Item 9D of Form 20-F.
4. Please disclose whether any of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers.
Any registered broker-dealer selling shares must be identified as an underwriter in the prospectus unless such shares were acquired as compensation for investment banking or similar services. If any selling shareholders are affiliates of registered broker-dealers, please indicate whether they acquired their shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.  We may have further comments, based on your response.
5. We note your disclosure in your "plan of distribution" section that the selling shareholders may engage in short sales of the shares or of securities convertible into or exchangeable for the shares.
Please advise whether any of the selling shareholders currently have open short positions in Attunity common stock. Please supplementally confirm that you and the selling security holders are aware of
Telephone Interp. A. 65 (July 1997).  In addition, in your response
letter explain the 	steps that have been taken by the company and the
selling shareholders to ensure that the offering will conform to the requirements of Regulation M. We note your disclosure that you have informed the selling shareholders regarding Regulation M.
Exhibits
6. Revise to indicate with greater specificity the filing date for the periodic reports from which you incorporate by reference. Also, where you incorporate exhibits from periodic reports, refer to the actual number of the exhibit.

Accounting Comments

Form F-3
7. Revise to provide updated interim financial statements. See Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2003 Compared with the Year Ended December
31, 2002

General
8. We note that you have substantially reduced research and development and selling and marketing expenses in your two most recent years as compared to prior periods. To aid investor understanding, revise this section to describe the reasons for the decreases and to describe the impact you expect them to have on your ability to develop and market products and services in the future.

Revenues, page 23
9. Revise to include an expanded disclosure of the specific factors leading to the decline in revenues. For each reported revenue category, indicate the extent to which the decrease is attributable to changes in prices or changes in volumes. See Item 5.A.1 of Form 20-F. Note that this comment applies to comparable disclosure for earlier periods.
10. We note your statement regarding your expectation of higher revenues in 2004 due to your amount in your "pipeline" or backlog. Revise your disclosure to clarify how you define "pipeline", including whether "pipeline" represents firm orders. Indicate the amount of "pipeline" as of a recent date and a comparable date of the preceding year, as well as the amount expected to be filled in the current year.

Cost of Revenues, page 23

11. We note your cost of revenues increase was due to two different factors, however, the quantitative impact of each factor was not disclosed. Revise your disclosure to describe and quantify the impact of all significant items contributing to an overall increase (decrease) throughout your discussion of Operating and Financial Review and liquidity and capital resources.

Impairment of Software Development Costs, page 24

12. We note your discussion of the software impairment charge recorded during 2003 in connection with a product you no longer sell. Supplementally, tell us how the amount and timing of this charge was determined. As part of your response, tell us when and why you decided to discontinue sales of this product. Also, tell us how the amount of amortization for costs related to the discontinued software was determined for each period subsequent to general release.
Explain how anticipated future gross revenue was determined for each period.

Consolidated Statements of Operations, page F-5
13. We note the line item "Restructuring and other non- recurring charges". Based on information in various parts of your filing, it appears that similar charges have occurred in several recent periods. Also, there does not appear to be any objective basis for concluding that similar charges will not occur in future periods. In view of these considerations, the basis for labeling and describing these charges throughout your filing as "non-recurring" is not clear. Supplementally, explain why you believe your labeling and description of these charges is appropriate and helpful to investors. Alternatively, revise your filing to remove use of the term "non-recurring".
14. Revise to report impairments of software development costs as a component of cost of revenue.

Note 2: - Significant Accounting Policies

Revenue recognition, page F-13
15. For consulting services provided in connection or association with the sale of a license, tell us why you believe these services can be accounted for as a separate element. Are your products usable in the customer`s environment without your consulting services? Can customers implement or install your software products on their own? Tell us the typical payment terms of your software arrangements, the amount of any down payment, any refund provisions or whether any payments are subject to specific milestones or customer acceptance provisions. Also, quantify the revenue attributable to the services as compared to the total arrangement fee. Address in your response the factors cited in paragraph 70 and 71 of SOP 97-2 to support your accounting for consulting services.
16. We note the disclosure indicating that both direct customers and indirect distributors and resellers are considered end users for revenue recognition purposes. Supplementally, tell us whether or not there are differences in any of the material terms of arrangements with direct customers as compared to indirect distributors and resellers. If so, identify the differences and explain why these differences do not result in different revenue recognition policies for direct and indirect customers.
17. Revise your disclosure to indicate, for each revenue recognition criteria identified, how you demonstrate that the criteria has been met. In this regard, indicate specifically how you determine when evidence of an arrangement exists, when delivery has occurred, etc. Include sufficient detail to demonstrate that you have complied with the relevant criteria and accounting literature.
18. We note your disclosure regarding the use of the residual method for undelivered elements in software arrangements. Revise the disclosure to clarify the elements for which you do not have VSOE, and to indicate how you establish VSOE for undelivered elements.
19. We note that you generally do not grant rights of return to
customers.   Tell us and disclose the scenario(s) in which you do
grant return rights. Indicate whether such rights are written into contracts. Additionally, tell us your accounting policies for returns, including how you estimate future returns.

Note 15: - Geographic and Major Customers Information, page F-32
20. Revise to provide the product disclosure required by SFAS 131, par. 37. Given the disclosure elsewhere in your filing regarding the significance of maintenance revenue from customers using legacy software, it appears that information regarding software licenses, maintenance and support and services by product type may be appropriate.

Note 16: - Selected Statements of Operations Data, page F-33
21. We note your discussion of restructuring and other non-recurring charges under 16b. You disclose that you implemented a plan in September 2001 that involved the write-off of leasehold improvements but recorded lease termination charges in 2002. Please tell us whether these charges are part of the same exit/restructuring activity.

Form 6-K filed July 30, 2004
22. We note that your Form 6-K filed July 30, 2004 includes certain non-GAAP measures, including net income excluding non-recurring charges. We further note that your 6-K appears to have been incorporated into various Securities Act registration statements. In view of these factors, explain how you have complied with Regulation G of the Exchange Act and Item 10(e) of Regulation S-K. For further guidance, see Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We may have further comment.
Closing


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

(should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions should be directed to Mark Kronforst at (202) 824-5341 or Brad Skinner at (202) 942-1922. Questions regarding legal issues should be directed to Loryn Zerner at (202) 942-1910. If you need additional assistance you may contact Tangela S. Richter at
(202) 942-1837 or me at (202) 942-1800.
								Sincerely,


								Barbara C. Jacobs
								Assistant Director




cc:	via facsimile: Steven J. Glusband, Esq.
	Carter Ledyard & Milburn LLP
	212-732-3232

Attunity Ltd.
October 21, 2004
Page 6